Exhibit 99.3

E-House Reports Fourth Quarter and Full Year 2013 Results and Declares Cash Dividend

SHANGHAI, China, March 11, 2013 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Financial Highlights

•                      Total revenues increased 67% year-on-year to $255.4 million

•            Revenues from real estate online services increased 126% year-on-year to $126.3 million, including $77.5 million in revenues from e-commerce services, representing a year-on-year increase of 552%

•            Revenues from primary real estate agency services increased 27% year-on-year to $89.3 million

•            Revenues from real estate information and consulting services increased 82% year-on-year to $24.4 million

•                      Non-GAAP(1) income from operations increased by 408% year-on-year to $48.1 million, from $9.5 million in the fourth quarter of last year

•                      Non-GAAP net income attributable to E-House shareholders increased 304% year-on-year to $38.3 million, or $0.26 per diluted American depositary share (“ADS”) from $9.5 million, or $0.08 per diluted ADS, in the fourth quarter of last year

Full Year 2013 Financial Highlights

•                      Total revenues increased 58% year-on-year to $731.1 million

•            Revenues from real estate online services increased 98% year-on-year to $335.4 million, including $170.2 million in revenues from e-commerce services, representing a year-on-year increase of 530%

•            Revenues from primary real estate agency services increased 40% year-on-year to $269.7 million

•            Revenues from real estate information and consulting services increased 41% year-on-year to $76.7 million

•                      Non-GAAP(1) income from operations was $102.5 million, compared to non-GAAP loss from operations of $12.5 million for the full year of 2012

•                      Non-GAAP net income attributable to E-House shareholders was $85.4 million, or $0.63 per diluted ADS, compared with non-GAAP net loss attributable to E-House shareholders of $8.4 million, or $0.08 loss per diluted ADS, for the full year of 2012

Xin Zhou, co-chairman and CEO of E-House, said, “2013 was a breakthrough year in which we achieved significant growth in all our major business lines, particularly our e-commerce business. Looking to 2014, we are already off to a great start. Yesterday, we announced a strategic partnership between our online subsidiary, Leju Holdings Limited (“Leju”), and Tencent Holdings Limited (“Tencent”, HKG: 00700). We will leverage Tencent’s powerful Weixin platform and SINA’s Weibo platform, two leading mobile platforms in China, to launch our real estate mobile e-commerce 1.0 product, which will further enhance our competitive advantage in real estate e-commerce sector.”

(1)  E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS,  and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

“In addition, while E-House’s existing businesses have continued to grow steadily, we are pursuing new strategic initiatives to establish two new business units to offer financial services and community value-added services, respectively. With these new units, we will begin the process of broadening E-House’s service scope beyond facilitating new home sales and into the areas of serving existing home owners on an ongoing basis. We are excited about the opportunities these new services will bring and believe this will form the remaining links within E-House’s complete real estate services chain, making us a stronger enterprise in the long run and creating new and lasting value for our shareholders.”

Bin Laurence, CFO of E-House, said, “We are proud of the progress E-House made in 2013. We achieved significant growth in revenues and delivered strong profitability in 2013. In addition, we generated strong operating cash flow of over $100 million and enhanced our liquidity so that we are well positioned for continued growth.”

Fourth Quarter 2013 Results

Total revenues were $255.4 million, an increase of 67% from $152.6 million for the same quarter of 2012, driven by revenue increases from all three major business lines, specifically E-House’s real estate online services, real estate brokerage services, and real estate information and consulting services.

Revenues from real estate online services were $126.3 million, an increase of 126% from $56.0 million for the same quarter of 2012, driven by growth in e-commerce revenues, online advertising revenues and listing revenues. Revenues from e-commerce services were $77.5 million, an increase of 552% from $11.9 million for the same quarter of 2012. Revenues from online advertising services were $43.2 million, an increase of 4% from $41.7 million for the same quarter of 2012. Revenues from listing services were $5.6 million, an increase of 132% from $2.4 million for the same quarter of 2012.

Revenues from real estate brokerage services were $92.1 million, an increase of 23% from $74.9 million for the same quarter of 2012. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $89.2 million, an increase of 27% from $70.4 million for the same quarter of 2012, driven by a 9% increase in the total GFA of new properties sold and a 24% increase in the total transaction value of new properties sold. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $2.9 million, compared to $4.5 million for the same quarter of 2012. The decrease was mainly due to the reduction in the number of physical brokerage stores compared to the same period last year as the Company shifted its secondary real estate focus from offline to online.

Revenues from real estate information and consulting services were $24.4 million, an increase of 82% compared to $13.4 million for the same quarter of 2012, due mostly to revenue increases in both information and consulting services.

Revenues from other services were $12.6 million, an increase of 52%, from $8.3 million for the same quarter of 2012, due mostly to the revenue increase from promotional events services. Other services included offline real estate advertising services, promotional events services and real estate fund management services.

Cost of revenues was $83.2 million, an increase of 38% from $60.3 million for the same quarter of 2012, primarily due to 1) higher salary expenses for additional sales staff and higher commissions associated with increased revenue from primary real estate agency services, 2) higher salary expenses for additional editorial staff associated with our real estate online services, and 3) higher costs associated with the increased revenues in offline advertising and promotional event services.

Selling, general and administrative (“SG&A”) expenses were $136.3 million, an increase of 43% from $95.3 million in the same quarter of 2012, primarily due to 1) higher marketing and promotion expenses of real estate online services, 2) higher commission expenses associated with increased revenue from real estate online services, and 3) higher bonus expenses of both primary real estate agency services and real estate online services associated with increased profits.

Income from operations was $38.0 million, compared to loss from operations of $2.6 million for the same quarter of 2012. Non-GAAP income from operations was $48.1 million, an increase of 408% from $9.5 million for the same quarter of 2012.

Net income was $29.9 million, compared to net loss of $5.4 million for the same quarter of 2012. Non-GAAP net income was $36.5 million, an increase of 524% from $5.8 million for the same quarter of 2012.

Net income attributable to E-House shareholders was $31.8 million, or $0.22 per diluted ADS, compared to net loss attributable to E-House shareholders of $1.7 million, or $0.01 loss per diluted ADS, for the same quarter of 2012. Non-GAAP net income attributable to E-House shareholders was $38.3 million or $0.26 per diluted ADS, an increase of 304% from $9.5 million, or $0.08 per diluted ADS, for the same quarter of 2012.

Full Year 2013 Results

Total revenues were $731.1 million, an increase of 58% from $462.4 million for 2012, driven by growth in all of E-House’s major business lines of real estate online services, real estate brokerage services, and real estate information and consulting services.

Revenues from real estate online services were $335.4 million, an increase of 98% from $169.7 million for 2012, driven by growth in e-commerce revenues, online advertising revenues and listing revenues. Revenues from e-commerce services were $170.2 million, an increase of 530% from $27.0 million for 2012. Revenues from online advertising services were $145.4 million, an increase of 6% from $137.2 million for 2012. Revenues from listing services were $19.8 million, an increase of 257% from $5.5 million for 2012.

Revenues from real estate brokerage services were $280.8 million, an increase of 35% from $208.3 million for 2012. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $269.6 million, an increase of 40% from $192.7 million for 2012, driven by a 26% increase in the total GFA of new properties sold and a 41% increase in the total transaction value of new properties sold. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $11.2 million, a decrease from $15.6 million for 2012 due to the reduction in the number of physical brokerage stores compared to last year as the company shifted its secondary real estate focus from offline to online.

Revenues from real estate information and consulting services were $76.7 million, an increase of 41% compared to $54.5 million for 2012, contributed by revenue increases from both information and consulting services.

Revenues from other services were $38.2 million, an increase of 28% from $29.9 million for 2012, primarily due to the revenue increase from promotional events services.

Cost of revenues was $274.0 million, an increase of 35% from $203.2 million for 2012, due to 1) higher salary expenses for additional sales staff and higher commissions associated with increased revenue from primary real estate agency services, 2) higher editorial staff salaries and fees paid for content and services associated with our real estate online services, and 3) higher costs associated with the increased revenues in offline advertising and promotional event services.

Selling, general and administrative (“SG&A”) expenses were $400.9 million, an increase of 19% from $336.9 million for 2012, due to 1) higher marketing and promotion expenses of real estate online services, 2) higher commission expenses associated with increased revenue from real estate online services, and 3) higher bonus expenses of both primary real estate agency services and real estate online services associated with increased profits, partially offset by lower share-based compensation expenses.

Income from operations was $61.0 million, compared to loss from operations of $71.1 million for 2012. Non-GAAP income from operations was $102.5 million, compared to non-GAAP loss from operations of $12.5 million for 2012.

Net income was $51.1 million, compared to net loss of $71.1 million for 2012. Non-GAAP net income was $84.9 million, compared to non-GAAP net loss of $15.7 million for 2012.

Net income attributable to E-House shareholders was $52.0 million, or $0.38 per diluted ADS, compared to net loss attributable to E-House shareholders of $57.0 million, or $0.54 loss per diluted ADS, for 2012. Non-GAAP net income attributable to E-House shareholders was $85.4 million or $0.63 per diluted ADS, compared to non-GAAP net loss attributable to E-House shareholders of $8.4 million, or $0.08 loss per diluted ADS, for 2012.

Cash Flow

As of December 31, 2013, the Company’s cash and cash equivalents balance was $413.3 million. Fourth quarter 2013 net cash generated from operating activities was $113.9 million, mainly attributable to non-GAAP net income of $36.5 million, an increase in income tax payable and other tax payable of $48.2 million, a decrease in customer deposits of $55.6 million, and an increase in accrued payroll and welfare expenses of $35.9 million, partially offset by an increase in properties held for sale of $43.9 million and an increase in accounts receivable of $23.8 million. Net cash used in investing activities was $11.9 million, mainly comprised of $11.3 million paid for exclusive rights with Baidu. Net cash generated from financing activities was $101.1 million, mainly comprised of $130.1 million net proceeds from the issuance of convertible bonds, $8.0 million in proceeds from a non-controlling interest investment, and $7.4 million in proceeds from the exercise of options, partially offset by the payment of a call option of $45.0 million associated with the convertible bond issuance.

Business Outlook

The Company estimates that its fiscal 2014 total revenue will be approximately $880 million to $900 million, which would represent an increase of approximately 20% to 23% from $731.1 million in 2013. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Declaration of Cash Dividend

E-House also announced today that its board of directors has authorized and approved the Company’s payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS). The cash dividend will be payable on or about May 30, 2014 to shareholders of record as of the close of business on May 2, 2014. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Change of Board Members

E-House announced today that Messrs. Fan Bao and Yunchang Gu, have resigned from the Company’s Board of Directors (the “Board”) for personal reasons and that Messrs. David Jian Sun, CEO of Home Inns Group (NASDAQ: HMIN), and Winston Jin Li, CFO of Sungy Mobile Limited (NASDAQ: GOMO) will join the Board as independent directors. Mr. Li will replace Mr. Bao as chairman of E-House’s audit committee while Mr. Sun will replace Mr. Gu as chairman of the nominating and corporate governance committee and member of the compensation committee.

Conference Call Information

E-House’s management will host an earnings conference call on March 11, 2014 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing/Hong Kong time)

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-2475-0994
Mainland China:	+86-10-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until March 18, 2014:

International:	+1-646-254-3697
Passcode:	5255330

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering approximately 255 cities. E-House offers a wide range of services to the real estate industry, including e-commerce and online advertising, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Investor Relations
E-House (China) Holdings Limited
Phone:	+86 (21) 6133-3937
E-mail:	ir@ehousechina.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Phone:	+86 (10) 8520-3073
E-mail:	ej@ogilvy.com

In the United States:

Mr. Justin Knapp
Ogilvy Financial, U.S.
Phone:	+1 (616) 551-9714
E-mail:	ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	December 31,
	2012	2013
ASSETS
Current assets
Cash and cash equivalents	210,841	413,319
Restricted cash	2,749	2,310
Marketable securities	3,685	—
Customer deposits, net	92,624	67,602
Short-term Investment	—	1,279
Accounts receivable, net	304,600	357,442
Advance payment for properties, current	—	60,076
Properties held for sale	612	15,305
Deferred tax assets, net	41,212	66,332
Prepaid expenses and other current assets	15,964	45,277
Amounts due from related parties	319	1,263
Total current assets	672,606	1,030,205
Property and equipment, net	41,410	50,077
Intangible assets, net	175,042	141,232
Investment in affiliates	34,949	39,052
Goodwill	49,401	51,600
Customer deposits, non-current, net	744	652
Other non-current assets	37,810	46,051
Total assets	1,011,962	1,358,869

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	7,412	11,265
Accrued payroll and welfare expenses	69,028	102,632
Income tax payable	56,142	98,686
Other tax payable	24,864	40,001
Amounts due to related parties	4,282	5,536
Advance from property buyers	2,803	2,453
Deferred revenue	13,601	24,617
Liability for exclusive rights, current	16,973	8,968
Other current liabilities	27,178	62,467
Total current liabilities	222,283	356,625
Deferred tax liabilities	36,926	29,901
Liability for exclusive rights, non-current	5,919	—
Convertible bond	—	135,000
Other non-current liabilities	1,720	1,472
Total liabilities	266,848	522,998
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 118,242,281 and 137,816,482 shares issued and outstanding, as of December 31, 2012 and December 31, 2013, respectively	118	138
Additional paid-in capital	853,403	859,468
Subscription receivables	(12)	(2,148)
Accumulated deficit	(169,702)	(107,705)
Accumulated other comprehensive income	55,118	72,185
Total E-House equity	738,925	821,938
Non-controlling interests	6,189	13,933
Total equity	745,114	835,871
TOTAL LIABILITIES AND EQUITY	1,011,962	1,358,869

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2012	2013	2012	2013

Revenues	152,581	255,376	462,439	731,079
Cost of revenues	(60,331)	(83,243)	(203,171)	(274,036)
Selling, general and administrative expenses	(95,322)	(136,340)	(336,874)	(400,947)
Other operating income	443	2,235	6,475	4,918
Income (loss) from operations	(2,629)	38,028	(71,131)	61,014
Interest expenses	—	(193)	—	(193)
Interest income	221	594	1,606	2,180
Other income (expenses), net	2,031	(189)	(732)	(1,051)
Income (loss) before taxes and equity in affiliates	(377)	38,240	(70,257)	61,950
Income tax expense	(5,326)	(7,691)	(1,169)	(13,678)
Income (loss) before equity in affiliates	(5,703)	30,549	(71,426)	48,272
Income (loss) from equity in affiliates	267	(668)	376	2,814
Net income (loss)	(5,436)	29,881	(71,050)	51,086
Less: net loss attributable to non-controlling interests	(3,754)	(1,871)	(14,078)	(871)
Net income (loss) attributable to E-House shareholders	(1,682)	31,752	(56,972)	51,957

Earnings (loss) per share:
Basic	(0.01)	0.23	(0.54)	0.40
Diluted	(0.01)	0.22	(0.54)	0.38
Shares used in computation:
Basic	118,201,756	135,829,362	106,159,388	130,163,165
Diluted	118,201,756	146,664,066	106,159,388	135,779,997

Note 1            The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.0969  on December 31, 2013 and USD1 = RMB6.1300 for the three months ended December 31, 2013

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2012	2013	2012	2013

Net income (loss)	(5,436)	29,881	(71,050)	51,086

Other comprehensive income
Foreign currency translation adjustment	4,573	5,042	1,828	17,533

Comprehensive income (loss)	(863)	34,923	(69,222)	68,619

Less: Comprehensive loss attributable to non-controlling interests	(3,605)	(1,778)	(14,125)	(404)

Comprehensive income (loss) attributable to E-House shareholders	2,742	36,701	(55,097)	69,023

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Year ended
	December 31,		December 31,
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income (loss) from operations	(2,629)	38,028	(71,131)	61,014
Share-based compensation expense	6,345	4,383	35,656	18,903
Amortization of intangible assets resulting from business acquisitions	5,744	5,660	22,956	22,606
Non-GAAP income (loss) from operations	9,460	48,071	(12,519)	102,523

GAAP net income (loss)	(5,436)	29,881	(71,050)	51,086
Share-based compensation expense (net of tax)	6,345	4,383	35,656	18,903
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,939	2,215	19,740	14,924
Non-GAAP net income (loss)	5,848	36,479	(15,654)	84,913

Net income (loss) attributable to E-House Shareholder	(1,682)	31,752	(56,972)	51,957
Share-based compensation expense (net of tax and non-controlling interests)	6,345	4,383	32,249	18,903
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,802	2,117	16,360	14,562
Non-GAAP net income (loss) attributable to E-House shareholders	9,465	38,252	(8,363)	85,422

GAAP net income (loss) per ADS — basic	(0.01)	0.23	(0.54)	0.40

GAAP net income (loss) per ADS — diluted	(0.01)	0.22	(0.54)	0.38

Non-GAAP net income (loss) per ADS — basic	0.08	0.28	(0.08)	0.66

Non-GAAP net income (loss) per ADS — diluted	0.08	0.26	(0.08)	0.63

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	118,201,756	135,829,362	106,159,388	130,163,165

Shares used in calculating diluted GAAP net income (loss) attributable to shareholders per ADS	118,201,756	146,664,066	106,159,388	135,779,997

Shares used in calculating diluted non-GAAP net income (loss) attributable to shareholders per ADS	120,231,602	146,664,066	106,159,388	135,779,997

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2012	2013	2012	2013

Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	6,474	7,081	17,043	21,504
Total value of new properties sold (millions of RMB)	51,782	64,312	139,085	196,509
Total value of new properties sold (millions of $)	8,289	10,480	22,101	31,747